Mr. Karl Hiller Branch Chief Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4628 United States of America June 29, 2012	Royal Dutch Shell plc Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands Tel +31 70 377 3120 Email Martin.J.tenBrink@shell.com Internet http://www.shell.com

RE:	Royal Dutch Shell plc

Form 20-F for Fiscal Year Ended December 31, 2011

Filed March 15, 2012

File No.1-32575

SEC letter May 3, 2012

Dear Mr. Hiller,

As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), and on behalf of Royal Dutch Shell and its subsidiaries, I am responding to your letter of May 3, 2012, to Peter Voser regarding the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2011. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2011, filed March 15, 2012 (Commission File Number 1-32575). Please see below our numbered responses to your comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Supplementary Information – Oil and Gas (Unaudited), page 141

1.	We understand from your response to prior comment two that you have not separately disclosed natural gas liquids proved reserves because these were 3% of your total proved reserves as of December 31, 2011 and you believe these are not material. However, your information indicates that such volumes represent 10% of your oil and natural gas liquids proved reserves combined as of December 31, 2011, and have increased the quantity of oil proved reserves you would otherwise report by 11%. Therefore, considering the relative significance, we believe your natural gas liquids proved reserves should be reported separately to comply with FASB ASC 932-235-50-4. We will not object if you prefer to limit compliance to future filings, although you should submit draft disclosure showing how the revisions to the tables on pages 28 and 143 would appear.

Paragraph 10-05-6 of Topic 105 of the FASB Accounting Standards Codification states: “provisions of the Codification need not be applied to immaterial items.” In this regard, we note that our proved reserves from natural gas liquids accounted for approximately 3% of our total proved reserves at the end of 2011 and only 2.55% of our 2011 total oil and gas production. Therefore, in our view natural gas liquids currently form an immaterial component of the total Royal Dutch Shell proved reserves. Accordingly, pursuant to paragraph 10-05-6 of Topic 105 the provisions of FASB ASC 932-235-50-4 need not apply and we believe separate disclosure is not called for. If in future, however, natural gas liquids were to become material to Royal Dutch Shell we would then comply with the staff’s request. If the branch staff were not to agree with our analysis we would kindly request a meeting at your earliest convenience to discuss this issue.

Registered in England and Wales number 4366849

Registered office: Shell Centre London SE1 7NA

Registered with the Dutch Trade Register under number 34179503

Mr. Karl Hiller

Securities and Exchange Commission

June 29, 2012

If you have any questions please contact me at +31 70 377 3120 or Joseph Babits at +1 713 241-3564.

Sincerely,

/s/ Martin J. ten Brink

Martin J. ten Brink

Executive Vice President Controller

Cc:	Mark Wojciechowski

Division of Corporation Finance

Securities and Exchange Commission

Lily Dang

Division of Corporation Finance

Securities and Exchange Commission